Mail Stop 4561

September 16, 2008

Harold Brown
Treasurer
New England Realty Associates Limited Partnership
39 Brighton Avenue
Allston, MA 02134

>   **Re: New England Realty Associates Limited Partnership**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2007**
>   **Filed March 17, 2008**
>   **Form 10-Q for Quarterly Period Ended**
>   **March 31, 2008**
>   **Filed May 12, 2008**
>   **File No. 001-31568**

Dear Mr. Brown:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Kevin Woody
                                Branch Chief